September 7, 2006

Board of directors
Advaxis, Inc
675 Route 1
N. Brunswick, NJ 08902

Gentlemen:

Via fax: 801 459 3596

Re: Resignation from the board of directors

With regret, I inform you that other demands necessitate that I resign my position as an Advaxis director effective immediately.

I wish you all continued success.

Sincerely,

J. Todd Derbin